MANAGEMENT DISCUSSION & ANALYSIS

March 31, 2014

May 7, 2014

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements of Oncolytics Biotech Inc. as at and for the three months ended March 31, 2014 and 2013, and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2013. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).
FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2014 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for, and availability of, funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN and future expense levels being within our current expectations.
Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are based on assumptions, projections, estimates or expectations of management at the time to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.
REOLYSIN Development Update For 2014

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech® Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
Our goal each year is to advance REOLYSIN through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN supply, and our intellectual property.
Clinical Trial Program

Our clinical trial program is made up of randomized and non-randomized clinical trials that are sponsored by Oncolytics and by third parties. We began 2014 with a clinical trial program consisting of 15 clinical trials which includes seven randomized clinical trials. Of these 15 clinical trials, we fund three clinical trials and third parties sponsor the other 12. We exited the first quarter of 2014 with 15 clinical trials.

Clinical Trial - Third Party Clinical Trials

We began 2014 with 12 third party sponsored clinical trials ("Third Party Trials"). Third Party Trials have allowed us to expand our clinical program to include additional cancer indications (pancreatic, ovarian, colorectal, prostate, breast, squamous cell carcinoma, lung cancer and multiple myeloma) while allowing us to remain focused on our company sponsored trials. Our Third Party Trials require that we supply enough REOLYSIN for the enrollment requirements of each trial, sufficient intellectual capital to support the principal investigators and in some cases cost sharing of patient enrollment activities. The institutions involved provide the rest of the required activities to operate the clinical trial. These activities include patient screening and enrollment, treatment, monitoring and overall clinical trial management and reporting. The result is a larger clinical program investigating more cancer indications at a significantly reduced financial cost to Oncolytics. Our Third Party Trials are sponsored by the U.S. National Cancer Institute (“NCI”), the National Cancer Institute of Canada Clinical Trials Group ("NCIC"), the Cancer Therapy & Research Center at The University of Texas Health Center in San Antonio (“CTRC”), and the University of Leeds (“Leeds”).

Clinical Trial - Randomized Patient Enrollment and Treatment

National Cancer Institute of Canada Clinical Trials Group ("NCIC") Clinical Trials
During the first quarter of 2014, our four randomized NCIC clinical trials continued to enroll, treat and re-treat patients. Our four randomized NCIC clinical trials include metastatic breast cancer, previously-treated advanced or metastatic non-small cell lung cancer, advanced or metastatic colorectal cancer, and recurrent or metastatic castration resistant prostate cancer.

U.S. National Cancer Institute (“NCI”) Clinical Trials
During the first quarter of 2014, our five NCI clinical trials include two randomized clinical trials. The two randomized NCI clinical trials have continued to enroll, treat and re-treat patients during the first quarter of 2014. The two randomized NCI clinical trials include metastatic pancreatic cancer and persistent or recurrent ovarian, fallopian tube or primary peritoneal cancer.

Clinical Trial - Biomarker Studies

During the first quarter of 2014, we continued to advance our biomarker research program. Our four randomized Phase II clinical studies sponsored by the NCIC also include full biomarker examinations. As well, we have added additional biomarker studies including a retrospective examination of our NCI sponsored randomized Phase II pancreatic cancer. Our objective with these biomarker studies is to determine if there are predictive biomarkers that will allow us to better target REOLYSIN as a cancer therapy in a number of indications.

Manufacturing and Process Development

During the first quarter of 2014, we filled and labeled sufficient product from the 100-litre production runs from 2013 in order to supply our clinical trial program. As well, we continued our validation activities designed to demonstrate that our manufacturing process for the commercial production of REOLYSIN is robust and reproducible as part of a process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of the Company’s submission to regulators, including the U.S. Food and Drug Administration, for product approval.
Intellectual Property

At the end of the first quarter of 2014, we had been issued over 370 patents including 56 U.S. and 20 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.

Financing Activity

U.S. Share Purchase Agreement
On February 27, 2014, we entered into a common share purchase agreement (the "Share Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") that provided us with an initial investment in Oncolytics of US$1.0 million and makes available additional periodic investments of up to US$25.0 million over a 30-month term.

Upon execution of the Share Purchase Agreement, we received an investment of US$1.0 million in exchange for the issuance of 600,962 common shares to LPC. In addition, subject to the terms and conditions of the Share Purchase Agreement, we, at our sole discretion, may sell up to US$25.0 million worth of common shares to LPC over the 30-month term. The purchase price of the common shares will be based on prevailing market prices of our common shares immediately preceding the notice of a sale without any fixed discount. Subject to the Share Purchase Agreement, we control the timing and amount of any future investment and LPC is obligated to make such purchases, if and when we elect. The Share Purchase Agreement does not impose any upper price limit restrictions, negative covenants or restrictions on our future financing activities and we can terminate the Share Purchase Agreement at any time at our sole discretion without any monetary cost or penalty.
Under the Share Purchase Agreement, we issued an initial commitment fee of 292,793 common shares to LPC and an additional 292,793 common shares will be issued on a pro-rata basis under the terms of the Share Purchase Agreement as an additional commitment fee. During the three month period ending March 31, 2014, we issued 700,962 common shares and 13,145 additional commitment fee common shares for proceeds of US$1,167,332.
Financial Impact

We estimated at the beginning of 2014 that our cash requirements to fund our operations would be approximately $19.0 million. Our cash usage for the first quarter of 2014 was $6,164,078 from operating activities and $15,980 for the acquisition of property and equipment. Our net loss for the period was $5,485,451.

Cash Resources

We exited the first quarter of 2014 with cash and short-term investments totaling $22,187,592 (see “Liquidity and Capital Resources”).

REOLYSIN Development For 2014

Our planned development activity for REOLYSIN in 2014 is made up of clinical, manufacturing, and intellectual property programs. Our 2014 clinical program includes the anticipated release of clinical data from our randomized U.S. Phase II pancreatic cancer trial and our randomized U.S. Phase II ovarian cancer trial. As well, we expect to complete patient enrollment in at least two of our randomized Phase II studies sponsored by the NCIC with possible clinical data read outs towards the end of 2014. We expect to use our clinical data to assist in the determination of our regulatory path and the next steps for our clinical program.

Our 2014 manufacturing program includes continued production of 100-litre cGMP production runs along with the related fill, labeling, packaging and shipping of REOLYSIN to our various clinical sites. We also plan to continue progressing through our process validation master plan and related conformity testing in 2014. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

We still estimate the cash requirements to fund our operations for 2014 will be approximately $19 million, but will depend on our ultimate clinical program. (see “Liquidity and Capital Resources”).

Recent REOLYSIN Development

Clinical Trial - Additional Clinical Data - Stage 1 of our Randomized Phase III Head and Neck Trial

On April 8, 2014, we announced additional data from stage 1 of our randomized, double-blinded clinical study examining REOLYSIN in combination with carboplatin and paclitaxel in patients with second-line, platinum-refractory, taxane-naïve head and neck cancers. This study enrolled a total of 167 patients. Patients on the control arm were treated with carboplatin, paclitaxel and a placebo, while those on the test arm were treated with carboplatin, paclitaxel and REOLYSIN. Data was available for 165 patients, and was analyzed on an intent-to-treat basis.

Highlights of the additional data analysis include:

Patients with Loco-Regional Head and Neck Disease, With or Without Distal Metastases

•
118 patients had loco-regional head and neck disease, with or without distal metastases. Under these study conditions, test arm patients in this group had a progression-free survival (PFS) benefit over control arm patients through five cycles of therapy;

•
An intent-to-treat analysis of the 118 loco-regional patients using Type II censoring from the median PFS in each arm (48 days in the control arm and 95 days in the test arm) showed a statistically significant improvement in PFS for the test arm versus the control arm (p=0.0072, hazard ratio=0.5360);

•
An intent-to-treat analysis of the overall survival (OS) of the 118 patients with loco-regional disease was performed on all patients to the median PFS in each arm, censoring any patients who received post-discontinuation therapy at the date at which they commenced the first of these therapies. This analysis demonstrated a statistically significant improvement in OS for the test arm versus the control arm (p=0.0146, hazard ratio=0.5099); and

•
The 118 patients with loco-regional head and neck disease, with or without distal metastases, were evaluated for percentage magnitude of tumour shrinkage at the first post-treatment scan (performed at approximately six weeks). The test arm showed a statistical trend towards better tumour stabilization (defined as 0% growth) or shrinkage over the control arm (p=0.076).

Patients with Distal Metastases Alone

•
There were 47 patients with distal metastases alone. At the time of the analysis, eight of the 47 patients were still alive. The test arm patients in this group maintained a PFS benefit over control arm patients for five cycles of therapy. There are too few patients to power a statistical analysis of the PFS and OS of this patient group; and

•
The 47 patients with distal metastases alone were evaluated for percentage magnitude of tumour shrinkage at the first post-treatment scan (performed at approximately six weeks). The test arm demonstrated statistically significantly better tumour stabilization (defined as 0% growth) or shrinkage than the control arm (p=0.021).

Clinical Trial - Translational Brain Cancer Clinical Data and Immunomodulatory Preclinical Research

On April 11, 2014, we announced that Dr. Alan Melcher, Professor of Clinical Oncology and Biotherapy at the University of Leeds, presented at the 8th Annual International Conference on Oncolytic Virus Therapeutics held in Oxford, UK ("AACR"). Dr. Melcher's presentation, titled "Clinical Virotherapy and Immune Modulation; Bench to Bedside and Back Again," covered early clinical research showing that intravenously delivered REOLYSIN can cross the blood brain barrier to access tumours in the brains of humans and preclinical research examining the synergies associated with treatment in animal models with GM-CSF prior to administering REOLYSIN.

Clinical Trial - Biomarker Studies

On April 14, 2014, we announced that a poster authored by Bolton, et al was presented at AACR. The poster, titled "Resistance to oncolytic reovirus is associated with high expression of Yes-Associated Protein (YAP-1) in head and neck cancer," covered preclinical research focused on identifying biomarkers predictive of sensitivity/resistance to reovirus in head and neck cancer cell lines.

Researchers examined reovirus in panels of head and neck cancer cell lines to determine their sensitivity to reovirus-induced oncolysis. The study results showed that high YAP-1 protein expression correlated with reovirus resistance, whereas low YAP-1 expression correlated with sensitivity to reovirus infection. They also indicated that knocking the YAP-1 gene down resulted in certain cells becoming significantly more sensitive to reovirus infection. The researchers concluded that YAP-1 is a possible biomarker for sensitivity/resistance to reovirus infection in head and neck cancer and that further investigation into the crosstalk between chemical signaling pathways upstream and downstream of YAP-1 and its cellular localization, is important in understanding how it may be impeding reovirus oncolysis.

Collaborations - Preclinical Research on Liver Cancer

On April 14, 2014, we announced that Dr. Adel Jebar of the Leeds Institute of Cancer and Pathology, University of Leeds, presented a poster at AACR. The poster, titled "Combined anti-viral and anti-tumour therapy for virus-associated liver cancer," covered preclinical research into the treatment of hepatocellular carcinoma (HCC) associated with infection by Hepatitis B (HBV) and Hepatitis C (HCV).

Researchers examined REOLYSIN in panels of both normal and malignant liver cells and administered either REOLYSIN or saline to SCID mice with HCV-positive HCC xenografts. The aims of the study were to assess interferon secretion in normal and malignant liver cells in response to reovirus infection; the effects of reovirus infection in normal and malignant liver cells on HBV and HCV proteins; and the anti-viral and anti-cancer effects of reovirus in vivo.

The study results showed that reovirus infection of primary human liver cells and HCC lines induced a robust type I interferon response; that reovirus-conditioned media (filtered to remove reovirus) from both primary human liver cells and JHH1 cells potently inhibits HCV and HBV in vitro with these effects abrogated by the blockade of the type I interferon receptor and soluble interferon beta; and that reovirus inhibits HCC xenograft growth and HCV replication in vivo. The researchers concluded that the results described a novel dual anti-viral and anti-cancer mechanism for reovirus in HBV/HCV-positive HCC and that reovirus treatment of patients with HBV/HCV positive HCC will likely lead to the suppression, rather than exacerbation, of the underlying oncogenic viral infection. Based on these results, the investigators are evaluating the conduct of a translation clinical study.

Results of Operations

Net loss for the three month period ending March 31, 2014 was $5,485,451 compared to $6,606,836 for the three month period ending March 31, 2013.

Research and Development Expenses (“R&D”)

	2014 $	2013 $
Clinical trial expenses	1,294,272	3,090,446
Manufacturing and related process development expenses	830,769	552,965
Intellectual property expenditures	347,293	216,370
Research collaboration expenses	277,251	68,618
Other R&D expenses	989,021	824,999
Foreign exchange loss	231,958	360,734
Share based payments	207,770	2,912
Research and development expenses	4,178,334	5,117,044

Clinical Trial Program

	2014 $	2013 $
Direct patient expenses	1,294,272	3,090,446
Clinical trial expenses	1,294,272	3,090,446

Our clinical trial expenses for the first quarter of 2014 were $1,294,272 compared to $3,090,446 for the first quarter of 2013.
During the first quarter of 2014, we incurred direct clinical trial expenses associated with our 12 Third Party Trials, primarily associated with the enrollment in our four randomized NCIC clinical trials. As well, we incurred costs associated with the monitoring, collection and analysis of the clinical data from our Phase III head and neck trial and the re-treatment of patients enrolled in our other sponsored clinical trials.

During the first quarter of 2013, we incurred direct patient costs associated with the re-treatment of patients enrolled in stage one of our global randomized Phase III head and neck clinical trial. In addition, we incurred direct patient costs associated with our 12 Third Party Trials which includes the four randomized clinical studies that are part of the clinical research agreement with the NCIC.

We still expect our clinical trial expenses to continue to decrease in 2014 compared to 2013 until we determine our regulatory path and the next steps in our clinical program. We do expect to incur support costs associated with our Third Party Trials, but these costs are expected to be less than the typical costs associated with directly funding similar clinical trials. We also expect to incur regulatory consulting activities and associated costs in order to support our decisions with respect to our regulatory path and the next steps for our clinical program. Finally, we expect to complete enrollment in the three clinical trials that we are currently sponsoring incurring related direct patient expenses.

Manufacturing & Related Process Development (“M&P”)

	2014 $	2013 $
Product manufacturing expenses	545,226	223,375
Process development expenses	285,543	329,590
Manufacturing and related process development expenses	830,769	552,965

Our M&P expenses for the first quarter of 2014 were $830,769 compared to $552,965 for the first quarter of 2013.

During the first quarter of 2014, our product manufacturing costs mainly related to the fill and labeling of product to be used in our clinical trial program along with related shipping and storage activities. During the first quarter of 2013, our product manufacturing costs mainly related to shipping and storage activities.

Our process development expenses for the first quarter of 2014 were $285,543 compared to $329,590 for the first quarter of 2013. During the first quarters of 2014 and 2013, our process development activities focused on our validation master plan. These activities included optimization, validation and stability studies.

We still expect our M&P expenses for 2014 to remain consistent with 2013. We expect to continue to produce 100-litre cGMP production runs including fill and finish activities in 2014. We also expect to continue to perform conformity testing related to our process validation master plan.

Intellectual Property Expenses

	2014 $	2013 $
Intellectual property expenses	347,293	216,370

Our intellectual property expenses for the first quarter of 2014 were $347,293 compared to $216,370 for the first quarter of 2013. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the first quarter of 2014, we had been issued over 370 patents including 56 U.S. and 20 Canadian patents, as well as issuances in other jurisdictions. We still expect that our intellectual property expenses will remain consistent in 2014 compared to 2013.

Research Collaborations

	2014 $	2013 $
Research collaborations	277,251	68,618

Our research collaboration expenses for the first quarter of 2014 were $277,251 compared to $68,618 for the first quarter of 2013. Our research collaborations during the first quarter of 2014 included biomarker studies along with studies investigating the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation. During the first quarter of 2013, we were focused on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

We still expect that our research collaborations in 2014 will remain consistent with 2013. We expect to complete our ongoing collaborative program carried over from 2013 and will continue to be selective in the types of new collaborations we enter into in 2014.

Other Research and Development Expenses

	2014 $	2013 $
R&D consulting fees	75,573	40,848
R&D salaries and benefits	798,947	736,849
Other R&D expenses	114,501	47,302
Other research and development expenses	989,021	824,999

Our Other Research and Development expenses for the first quarter of 2014 were $989,021 compared to $824,999 for the first quarter of 2013. During the first quarters of 2014 and 2013, our Other Research and Development activities focused on supporting our clinical trial program. With our shift to Third Party Trials, the support required has been relatively consistent over these two periods.

We still expect that our Other R&D expenses in 2014 will remain consistent compared to 2013.

Operating Expenses

	2014 $	2013 $
Public company related expenses	830,291	890,444
Office expenses	424,479	531,782
Amortization of property and equipment	39,657	24,581
Share based payments	96,827	117,944
Operating expenses	1,391,254	1,564,751

Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. During the first quarter of 2013, our investor relations activities increased in anticipation of the U.S. public offering we closed in February 2013. This level of investor relations activity did not occur during the first quarter of 2014.

Office expenses include compensation costs (excluding share based payments), office rent, travel, and other office related costs. During the first quarter of 2014, we incurred office expenses of $424,479 compared to $531,782 during the first quarter of 2013.
In 2014, our office expenses decreased compared to 2013 mainly due to a reduction in salaries associated with a decrease in our head count.

During the first quarter of 2014, our non-cash share based payment expenses were $96,827 compared to $117,944 for the first quarter of 2013. We incurred stock based compensation associated with the vesting of previously granted stock options in the first quarter of 2014. During the first quarter of 2013, our stock based compensation primarily related to stock options granted in the quarter.

We still expect our operating expenses in 2014 to remain consistent with 2013.

Commitments

As at March 31, 2014, we are committed to payments totaling approximately $5,362,000 during the remainder of 2014 for activities related to clinical trial activity, manufacturing and collaborations. All of these committed payments are considered to be part of our normal course of business.

Summary of Quarterly Results

	2014	2013				2012
	March	Dec.	Sept	June	March	Dec.	Sept	June
Revenue	—	—	—	—	—	—	—	—
Net loss(2)	5,485	5,792	6,114	5,020	6,607	8,492	9,244	10,179
Basic and diluted loss per common share(2)	$0.06	$0.07	$0.07	$0.06	$0.08	$0.11	$0.12	$0.13
Total assets(3)	23,036	28,222	32,549	39,267	44,272	22,078	29,086	36,561
Total cash(1), (3)	22,188	27,222	31,474	38,155	43,521	21,293	27,977	35,772
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Included in total cash are cash and cash equivalents plus short-term investments.

(2)	Included in net loss and loss per common share between March 2014 and April 2012 are quarterly stock based compensation expenses
(recovery) of $304,597, $233,028, ($59,497), $129,997, $120,856, $780,240, ($121,685), and $58,343, respectively.

(3)
We issued 1,006,900 common shares for net cash proceeds of $1.2 million in 2014 (2013 - 8,093,533 common shares for net cash proceeds of $30.4 million; 2012 - 5,458,950 common shares for net cash proceeds of $20.8 million).

(4)	We have not declared or paid any dividends since incorporation.
Liquidity and Capital Resources
2014 Financing Activities

U.S. Share Purchase Agreement
On February 27, 2014, we entered into a common share purchase agreement (the "Share Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") that provided us with an initial investment in Oncolytics of US$1.0 million and makes available additional periodic investments of up to US$25.0 million over a 30-month term.
During the three month period ending March 31, 2014, we issued 700,962 common shares and 13,145 additional commitment fee common shares for proceeds of US$1,167,332.
2013 Financing Activities

U.S. Public Offering
On February 25, 2013, we closed a U.S. underwritten public offering whereby we issued 8,000,000 common shares at an issue price of U.S.$4.00 per common share for gross proceeds of U.S.$32,000,000.

Options
Throughout the first quarter of 2013, we received cash proceeds of $104,989 with respect to the exercise of 48,533 stock options.

Liquidity

As at March 31, 2014, we had cash and cash equivalents, short-term investments and working capital positions as follows:

	March 31, 2014 $	December 31, 2013 $
Cash and cash equivalents	20,155,907	25,220,328
Short-term investments	2,031,685	2,001,644
Shareholders’ equity	18,202,260	22,213,366

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board .  The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.  The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares.  Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital.  There are no assurances that funds will be made available to us when required.

On July 3, 2012, we renewed our short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”). Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf expires on August 3, 2014.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2014.

Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. Our portfolio consists of guaranteed investment certificates. As of March 31, 2014, we had $2.0 million invested under this policy, currently earning interest at an effective rate of 1.44%.
Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. As at March 31, 2014, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations.  We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance.  Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada.  For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties.  Currently, 100% of our short-term investments are in guaranteed investment certificates.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments.  We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the U.S. and the U.K. and to the extent cash is held in foreign currencies.  The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss in 2014 by approximately $24,434.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2014 by approximately $6,762. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2014 by approximately $13,121.

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at March 31, 2014 are as follows:

	U.S. dollars $	British pounds £	Euro €
Cash and cash equivalents	2,853,817	88,663	43,430
Accounts payable	(3,339,343)	(42,094)	(36,517)
	(485,526)	46,569	6,913

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in Note 8 of our interim financial statements.  Accounts payable are all due within the current operating period.

Other MD&A Requirements

We have 86,523,190 common shares outstanding at May 7, 2014. If all of our options (6,001,344) were exercised we would have 92,524,534 common shares outstanding.

Our 2013 Annual Information Form on Form 20-F is available on www.sedar.com.
Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended March 31, 2014 that materially affected or are reasonably likely to materially affect, internal controls over financial reporting.